UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 2, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Results

Santander

4th QUARTER OF 2022
(BR GAAP)

Disclaimer

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S.A. ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, suggest or imply future results, performance or achievements, and may include terminology such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or others that have similar meaning.

Such statements are subject to numerous risks, uncertainties and assumptions. We issue a warning that a number of significant circumstances could cause actual results to significantly diverge from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. In no event shall Santander Brasil, as well as any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents are in no way responsible for third parties (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or related damages.

Aside from other considerations stated in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance. Our ability to compete effectively will depend on changes in consumer preferences and financial circumstances of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions leading to changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification to business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

Agenda

1 **Strategy Update**

2 4Q22 Results Highlights

3 Takeaways


Santander
Santander

Key messages:


▲3,690.47
▲19,580
+ 0.1

2022:

Anticipation capacity from 4T21

Through the cycle credit management (individuals and markets)

Credit selectiveness in Individuals leads to revenue pressure, given the mix

Credit deterioration expected

Subsequent event in Wholesale

Growing businesses status already presented to the market

Net profit

R$ **12.9** billion

ROAE

16.3%

2023:

New vintages with cost of credit under control

Market margin sensitivity and selectivity in Individuals

Focus on efficiency and costs

Growth levers

Anticipation capacity and

performance compatible to circumstances

2022

Cost of risk
12 months



3.7%
3.2%
3.2%
3.9%
3.8%
3.0%
2015
2016
2017
2018
2019
2020
2021
9M22
Santander
Bank B
Bank A

Effectiveness of risk models
NPL 90 (%)



Average among private-sector peers
+30 p.p QoQ
+87 p.p YoY
2.7
2.8
3.1
3.3
3.6
2.4
2.7
2.9
2.9
3.0
Santander
+11 p.p QoQ
+58 p.p YoY
3Q21
4Q21
1Q22
2Q22
3Q22

NPL 90 | By product (Dec22 vs Dec21) | Evolution YoY, bps



Overdraft
-37
+189
SANB
NFS[1]
Cards
+127
+276
SANB
NFS[1]
Personal loans
+229
+285
SANB
NFS[1]
Auto loans
+110
+163
SANB
NFS[1]

[1] National Financial System

Focus on collateralized products

65%
Portfolio of collateralized loans to individuals
(+0.3 p.p. QoQ)

New vintages

48%
share of originations from Jan/22

(+7.1 p.p. QoQ)

Total origination
R$ 37.6
billion/month

Better risk profile
AA-B rated loan portfolios

79%
Old vintages

84%
New vintages

We continue to develop our growth pillars



Based on the following assumptions:

Controlled and predictable cost of **credit**

Franchise growth, with increased transactionality

Enhanced culture of **productivity** and **efficiency**

Business expansion centered on the **experience of our customers**


26.18

Portfolio quality supported by our risk models' assertiveness

Credit quality

	Old vintages	New vintages
NPL 30	6.7%	4.5%
NPL 90	3.8%	2.3%
NPL 15-90	5.2%	3.8%

Over 30 M3[1]


Personal Loans
Auto loans to individuals
Cards
6.4
5.3
4.9
4.6
3.0
3.1
4.2
2.8
2.5
Sep22 vs Dec21
-220 bps
-250 bps
-240 bps
Dec/21
Jun/22
Sep/22

Loss Absorption[2] of new vintages

Base 100


Personal loans
100
93
96
122
139
4Q21
1Q22
2Q22
3Q22
4Q22


Auto loans to individuals
100
113
116
125
146
4Q21
1Q22
2Q22
3Q22
4Q22


Cards
100
109
135
165
162
4Q21
1Q22
2Q22
3Q22
4Q22

[1] Contracts that are over 30 days delinquent and have a minimum term of three months [2] The figure represents the number of times that net interest income is capable of absorbing losses, calculated as follows: Net Interest Income + Fees / Loan Loss Provision



Customer-centric strategy

Customers (million)


Total
Active
Customers with 6 or more products
53.4
30.3
8.3
Dec 21
57.7
31.5
8.6
Sep 22
60.1[1]
31.8
8.7
Dec 22
+12% YoY
+5% YoY
+5% YoY

Acquisition

+8.9 million customers in the year, 67% originated from digital channels

New customers at the bank across the ecosystem:

390 thousand over the year in Consumer Finance

323 thousand over the year in Prospera

Open Finance

3.4 million customers/year, with active inbound consents received (+2.7x vs outbound)

+R$ 100 million loan portfolio

Qualified customer

Loyalty
+41% YoY revenue from loyal customers

Select (High Income)
731 thousand customers, with the ambition of reaching **1 million in 2023**
Growth lever, with the segment accounting for **59%** of investments and **19%** of our overall Individuals loan portfolio

Satisfaction

NPS Measured across all businesses

Total individual: 54 points (+4 QoQ)

Onboarding	Mortgage	Cards	"Consórcios"	Insurance	Investments
71 points	84 points	82 points	85 points	81 points	75 points
+1 QoQ	+6 QoQ	+2 QoQ	-4 QoQ	+7 QoQ	+8 QoQ

[1] Includes 1.6 million Return customers as of Dec/22

Modernization and integration of distribution channels

Omni-channel approach, with a focus on sales and after-sales



Physical channel

13 million
store visits/month

+51 stores opened, concentrating on Brazil's countryside

Bank to Go
272 thousand sales in 2022, with an ambition of 270 thousand per month by Dec/23

Expansion into strategic regions
Midwest, North and Northeast

+22% YoY
average revenue/month per store


Perto

External channel

15.6 thousand
points of sale (+3.3x QoQ)

reaching **44%** of all Brazilian municipalities (+9 p.p. YoY)

R$ 1.6 billion
in loan volume/month

Relaunch of "Santander Perto"

+15 stores opened



Digital channel

541 million
visits/month[1]

45 million new contracts in 2022 (+17% YoY)

97% of the bank's transactions are conducted through digital channels

+17% YoY of visits/month per customer

GENT&
3.5 million customers served/month (+75% YoY)



Remote channel

10.3 million
inquiries/month

50% of services provided outside regular business hours

First call resolutions:


81%
95%
Jan 21
Dec 22

[1] Website, IB and APP

State-of-the-art technology, with continuous investment in innovation



CLIENTE

Productivity culture
Market benchmark in efficiency

Transactions vs. cost



5.73
2.70
1
0.61
2018
2019
2020
2021
2022
Total financial transactions (billion)
Unit cost per transaction (1 in 2018)

Cost to serve of digital customers

R$ 18.0 (-31% YoY)

By segment
Base 100



100
87
72
69
69
Select
Van Gogh
Total
Especial
Dec 21
Dec 22

Stores with greater focus on commercial activities



60%
40%
80%
20%
2019
2022
Dedicated time:
Commercial
Operational



Solid and technological culture

Consolidation of F1RST: cutting-edge technology and innovation for our Ecosystem

Launch of SX TOOLS: manufacturing company, focusing on excellence in solutions and services

Capability, Speed, and Solidity

Brazil's only Tier IV Data Center

90% of operations running in the Cloud

+2.5 thousand deployments/month, with 84% being immediate

Best performance of digital stability, according to the Downdetector[1]

[1] A platform that provides real-time information on service status

Ambitious growth
to boost profitability

Investments

Santander AAA

Expansion plan underway

592 advisors and ambition of 1,300 by 2Q23

Expansion: presence in 41 cities, with the ambition of reaching 75 in 2Q23

Ambition: +15% revenues in retail in 2023

TORO

Exponential growth

1.2 million Accounts (+80% YoY)

7 million Unique visits/month (+200% YoY)

R$ 10 billion AuC (+100% YoY)

Cards

Record result and turnover in the year

R$ 338 billion in turnover (+10% YoY)
R$ 227 billion in credit (+12% YoY)

Focus on a better risk profile, with 98% of acquisitions being bank customers

Apple Pay achieves record in capture speed



Pay

Insurance

R$ 10.8 billion in premiums in 2022 (+28% over 2 years), with the ambition of R$ 15 billion in 2023

Credit life insurance Product Penetration Rate ("PPR") at 64%, market benchmark

Santander Auto

Record PPR of 30%

Auto Compara

R$ 924 million in premiums in the year (+16% YoY)

Payroll loans

R$ 59.6 billion portfolio and ambition of +26% YoY

17% origination market share in Dec/22 (+2 p.p YoY)

27% of production through digital channels (+8p.p YoY)

"Consórcios"

R$ 14.7 billion in origination over the year (+42% YoY), with the ambition of reaching R$ 18 billion in 2023

R$ 32.2 billion portfolio (+22% YoY)

Market benchmark for payouts: 36% of the active portfolio over the last 24 months

Strategic businesses
aligned with our ambition





Companies

Best year in history:

More customers — Higher profitability

1.3 million active customers (+2% YoY) › **R$ 30.3 billion** in revenue (+32% YoY) › **+37% YoY** in gross profit

SMEs

Record number of new customers at the bank **43 thousand/month**

Focus on transactionality

+20% YoY insurance fees and **+22%** YoY "consórcios"

SX INTEGRA
R$ 5.3 billion prepayments/month

Wholesale

Largest bank for trade finance, FX and project finance in Brazil

Largest commodities hedging desk in Brazil

Best bank for cash management according to Global Finance

Portfolio ambition: +13% YoY

Agribusiness

R$ 37.5 billion portfolio (+37% YoY) › Market share from 2% in 2015 to **6%** in 2022

Our portfolio has grown by **30% p.a.** since 2015

300 professionals dedicated to the segment

More than 1,000 sustainable projects served by **WayCarbon** since 2016

Portfolio ambition: R$ 50 billion in Dec/23

Consumer Finance

R$ 68.0 billion in the portfolio

22% market share in auto loans to Individuals

Auto portfolio LTV at 42.4%

Rebound in auto loan origination and attaining a **20% market share** (+2 p.p. QoQ)

Webmotors: the country's largest platform, receiving 26 million visits/month

Portfolio ambition: +18% YoY

Agenda

1 Strategy Update

2 **4Q22 Results Highlights**

3 Takeaways


Santander

Results

(R$ million)	2022	2022 x 2021	4Q22	4Q22 x 3Q22
Net Interest Income	51,827	-6.8%	12,517	-0.6%
Fees	19,308	2.3%	5,075	7.2%
Total Revenues	**71,135**	**-4.5%**	**17,591**	**1.5%**
Allowance for Loan Losses[1]	-23,930	72.7%	-7,364	18.6%
General Expenses	-22,706	7.0%	-6,049	6.3%
Others	-9,094	-36.9%	-2,603	25.2%
Profit Before Taxes	**15,405**	**-38.4%**	**1,575**	**-53.0%**
Taxes and Minority Interest	-2,506	-71.1%	114	-148.9%
NET PROFIT	**12,900**	**-21.1%**	**1,689**	**-45.9%**

	Efficiency ratio	Recurrence ratio	ROAA	ROAE[1]
2022	**36.9%** +1.6 p.p. YoY	**85.0%** -4.0 p.p. YoY	**1.3%** -0.4 p.p. YoY	**16.3%** -4.9 p.p. YoY
4Q22	**40.6%** +3.2 p.p. QoQ	**83.9%** +0.7 p.p. QoQ	**0.7%** -0.6 p.p. QoQ	**8.3%** -7.3 p.p. QoQ

BIS Ratio

13.9%

CET1

10.8%

[1] The outcome of the wholesale segment's subsequent event is included

NII

Customer NII expands on annual basis.
Market NII impacted by negative sensitivity to upward yield curve movements

(R$ million)	2022	2022 x 2021	4Q22	4Q22 x 3Q22
Customers	**56,067**	***22.4%***	**13,781**	***-2.6%***
Product NII	52,965	*17.2%*	13,004	*-1.9%*
Volume	485,094	*7.9%*	505,557	*3.1%*
Spread (p.a.)	10.9%	*0.87 p.p.*	10.2%	*-0.52 p.p.*
Market NII	**(4,239)**	***n.a.***	**(1,265)**	***-18.1%***
Net Interest Income	**51,827**	***-6.8%***	**12,517**	***-0.6%***

Net interest income
(R$ million)



Spread (p.a.)
10.0%
9.9%
10.0%
10.2%
11.3%
11.5%
10.7%
10.2%
Market NII
Customers NII
2,738
2,286
2,925
1,875
84
-1,513
-1,545
-1,265
10,687
11,138
11,691
12,275
13,854
14,288
14,143
13,781
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22

Portfolio

Growth in the year with greater selectiveness in Individuals and Wholesale

(R$ million)	Dec/22	Dec/22 x Dec/21	Dec/22 x Sep/22
Individuals	226,302	8.4%	2.7%
Consumer finance	67,970	1.8%	0.1%
SMEs	66,080	7.5%	2.4%
Corporate	129,336	2.9%	-1.6%
Total[1]	**489,687**	**5.8%**	**1.1%**
Other transactions[2]	82,976	12.6%	1.6%
Expanded portfolio	**572,663**	**6.7%**	**1.2%**



(R$ billion)
+6%
+1%
462.7
484.3
489.7
13.3%
27.2%
14.4%
45.1%
13.3%
27.1%
14.0%
45.5%
13.5%
26.4%
13.9%
46.2%
Dec-21
Sep/22
Dec/22
Individuals
Consumer Finance
Corporate
SMES
65%
Portfolio Dec/22
Portfolio of collateralized loans to individuals + payroll loans/total individual loan portfolio

Liquidity/funding

Continually improving



(R$ billion)
+11%
+3%
493.5
527.3
545.3
40.5
293.2
65.2
94.5
39.5
311.0
60.2
116.6
35.3
320.7
60.2
129.1
Dec/21
Sep/22
Dec/22
Loan to deposit
89.8%
-4.0 p.p. YoY
Demand deposits
Savings deposits
Time deposits
Financial bills and others[3]

Capital



14.9%
11.6%
14.5%
11.3%
13.9%
10.8%
Dec-21
Sep/22
Dec/22
BIS Ratio
CET1

[1]Disregarding exchange rate fluctuations, the total loan portfolio would have increased by 6.5% YoY and 1.4% QoQ. Meanwhile, the corporate portfolio would have expanded by 4.9% YoY and 0.5% QoQ. [2]Including debentures, credit rights investment funds ("FIDC"), real estate receivables certificates ("CRI"), international distribution promissory notes, promissory notes, and guarantees [3]Including debentures, real estate credit notes ("LCI"), agricultural credit notes ("LCA"), secured real estate notes ("LIG") and certificates of structured operations ("COE")

Fees

Greater transactionality mitigates the impact of more selective lending

(R$ million)	2022	2022 x 2021	4Q22	4Q22 x 3Q22
Cards	5,510	10.6%	1,438	7.2%
Current account	3,828	0.4%	948	-0.1%
Insurance	3,606	1.4%	1,121	23.0%
Asset management and "Consórcios"	1,257	-6.0%	336	26.4%
Credit operations	1,486	-1.6%	398	3.0%
Collection services	1,406	-7.0%	333	-6.2%
Securities brokerage and placement	1,481	12.0%	368	7.4%
Others	734	-13.5%	133	-26.9%
Total	**19,308**	**2.3%**	**5,075**	**7.2%**

Fee revenues
(R$ million)


4,367
4,700
4,831
4,980
4,617
4,882
4,734
5,075
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22

Costs

rise below the collective bargaining agreement and in line with inflation

General expenses

(R$ million)	2022	2022 x 2021	4Q22	4Q22 x 3Q22
Personal	10,086	10.5%	2,663	4.8%
Administrative	9,891	3.1%	2,652	7.6%
Depreciation and Amortization	2,728	9.7%	734	7.1%
Total	**22,706**	**7.0%**	**6,049**	**6.3%**

Efficiency ratio


38.9%
36.2%
35.3%
36.9%
2019
2020
2021
2022

Portfolio quality

Controlled indicators. Considers provisioning for the subsequent Wholesale segment event

NPL Ratios



15 - 90 days
5.2%
4.3%
5.0%
5.9%
5.9%
6.1%
6.3%
3.9%
2.8%
3.5%
4.2%
4.2%
4.3%
4.5%
1.9%
1.1%
1.4%
1.9%
1.9%
1.9%
2.0%
4Q19
4Q20
4Q21
1Q22
2Q22
3Q22
4Q22
90 days
4.0%
3.0%
3.6%
4.0%
4.1%
4.3%
4.3%
2.9%
2.1%
2.7%
2.9%
2.9%
3.0%
3.1%
1.3%
0.9%
1.3%
1.4%
1.1%
1.3%
1.4%
4Q19
4Q20
4Q21
1Q22
2Q22
3Q22
4Q22
Individuals
Total
Corporate & SMEs

Allowance for loan losses (R$ million) **and cost of credit** (%)



CC 3 months
CC 12 months
2.8%
3.5%
4.3%
4.5%
5.2%
2.7%
3.0%
3.4%
3.8%
4.4%
3,693
4,612
5,745
6,209
7,364
4,494
5,352
6,469
7,064
8,056
-801
-740
-724
-854
-692
4Q21
1Q22
2Q22
3Q22
4Q22
Provisions for loan losses
Recovery of written-of loans
Cost of credit (CC)

Coverage Ratio

Over 90 days



220%
226%
230%
4Q21
3Q22
4Q22

Agenda

1 Strategic Update

2 4Q22 Results Highlights

3 **Takeaways**


Parada Santander

Takeaways

1 Our 2022

- Performance compatible with management expectations at the end of 2021
- Margins pressured by negative sensitivity to yield curve and selective lending
- Allowance for loan losses at a challenging stage of the cycle and cost of risk impacted by Wholesale event
- Record-breaking year for several businesses, with a focus on agendas to set off growth

2 How we start 2023

Context

- Credit selectivity remains in place
- Strategy still centered on customer loyalty, targeting growth in fees, investments, and selected businesses
- Enhanced culture of efficiency and control of the cost to serving

Levers

- Enhanced balance sheet quality and soliditness
- Rapid growth in the Corporate & SME business, accompanied by profitability and strength
- Largest auto financing business in the country already exhibits a rebound in origination
- Individuals' platform will accelerate at the right time
- Great ecosystem connection opportunities